UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the 2019 Annual General Meeting of Shareholders

China Biologic Products Holdings, Inc. (the “Company”) convened its 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) at 10:00 a.m. (Beijing time) on Friday, June 28, 2019.

At the Annual Meeting, shareholders of the Company approved the re-election of each of Mr. Joseph Chow and Ms. Yue’e Zhang as a Class I director to serve on the board of directors of the Company and ratified the appointment of KPMG Huazhen LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

Acquisition of Remaining 20% Equity Interest in TianXinFu

On June 28, 2019, Taibang Biotech (Shandong) Co., Ltd., an indirect wholly-owned subsidiary of the Company, entered into a share purchase agreement with Fujian Pingtan Centurium Investment Partnership (Limited Partnership) and Xinyu Yongshuo Management and Consulting Partnership (Limited Partnership) to purchase 15% and 5%, respectively, of the equity interest in TianXinFu (Beijing) Medical Appliance Co., Ltd. (“TianXinFu”) from such sellers for a total cash consideration of RMB820 million (the “Transaction”). The Company previously acquired 80% equity interest in TianXinFu in January 2018. Upon the completion of the Transaction, which is expected to occur in the third quarter of 2019, TianXinFu will become an indirect wholly-owned subsidiary of the Company.

Fujian Pingtan Centurium Investment Partnership (Limited Partnership) is an affiliate of Centurium Capital, which beneficially owns approximately 13.7% of the Company’s outstanding share capital and is affiliated with two directors on the board of directors of the Company (the “Board”), Mr. Joseph Chow and Mr. David Hui Li. The audit committee of the Board, which consists solely of independent directors who have no personal interest in the Transaction, considered and recommended the Transaction to the Board, and the Board approved the Transaction with the abstention of Mr. Joseph Chow and Mr. David Hui Li.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.
Date:	June 28, 2019	By:	/s/ Joseph Chow
			Name:	Joseph Chow
			Title:	Chairman of the Board of Directors